UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
Neurogen Corporation
(Name of Issuer)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

64124E106
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management, L.L.C. 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,558,039
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,558,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,558,039
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,558,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,558,039
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,558,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends the Schedule 13D filed on June 18, 2007 (the "Schedule 13D") by the Reporting Persons, relating to their beneficial ownership of the Common Stock (as defined in Item 1, below), of Neurogen Corporation (the "Issuer").

   Amendment No. 1 (i) amends and restates Item 3, Item 5 and Item 6 and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership since the filing of the Schedule 13D for each Reporting Person. Except for the above-referenced amendments, Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Neurogen Corporation, a Delaware corporation. The address of the Issuer’s offices is 35 Northeast Industrial Road, Branford, Connecticut 06405. This Schedule 13D relates to the Issuer’s common stock, par value $0.025 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco, L.L.C., a Delaware limited liability company, formerly known as Millenco, L.P., a Delaware limited partnership ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners and the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or by Millenco.

   The business address for Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Millennium Partners is a non-managing member of Millenco. As a non-managing member, Millennium Partners has no investment or voting control over Millenco or its securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the shares of Common Stock held by Millenco in transactions giving rise to this Schedule 13D was approximately $10,966,100, calculated on an average cost basis (excluding brokerage commissions) by account. Millennium Partners and Millenco effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date of this filing, (i) Millennium Partners is no longer the beneficial owner of any shares of Common Stock and (ii) Millenco is the beneficial owner of 1,558,039 shares of Common Stock.

   Millennium Management, as the managing partner of Millennium Partners and the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millennium Partners and Millenco.

   Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be the beneficial owner of 1,558,039 shares of Common Stock, which represents approximately 3.7% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 41,858,932 shares of Common Stock outstanding as of May 9, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q, dated May 10, 2007.

   (b)  Millenco may be deemed to hold shared power to vote and to dispose of the 1,558,039 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 1,558,039 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millenco.

   (c)  Transactions in the Common Stock since June 18, 2007, the date that the Schedule 13D was filed with the SEC: Schedule A annexed hereto lists all transactions in the Common Stock since June 18, 2007, the date that the Schedule 13D was filed with the SEC. On June 19, 2007, 400,000 shares of Common Stock were transferred from Millennium Partners to Millenco at $8.35 per share. All other transactions were effected by Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Millennium Partners’ accounts (as the case may be) to the extent permitted by debit balances in such account. Millenco and Millennium Partners (as the case may be) generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco and/or Millennium Partners, as applicable (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. As of the date hereof, Millenco has lent 212,800 shares of Common Stock to third parties.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of July 10, 2007, by and among Millennium Partners, L.P., Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.L.C.
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT, L.L.C.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.025 per share, of Neurogen Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 10, 2007

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.L.C.
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT, L.L.C.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Common Stock since June 18, 2007, the date that the Schedule 13D was filed with the SEC:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
6/18/2007	(200)	8.35
6/18/2007	(100)	8.2
6/18/2007	(100)	8.29
6/18/2007	(100)	8.29
6/18/2007	(100)	8.33
6/18/2007	(100)	8.33
6/18/2007	(100)	8.33
6/18/2007	(100)	8.33
6/18/2007	(100)	8.34
6/18/2007	(100)	8.34
6/18/2007	(100)	8.36
6/18/2007	(100)	8.38
6/18/2007	(100)	8.39
6/18/2007	(100)	8.47
6/18/2007	(100)	8.47
6/18/2007	(96)	8.29
6/18/2007	(64)	8.32
6/18/2007	(63)	8.31
6/18/2007	(37)	8.31
6/18/2007	(33)	8.34
6/18/2007	(4)	8.29
6/18/2007	8	8.36
6/18/2007	92	8.36
6/18/2007	(100)	8.32
6/18/2007	(1,700)	8.2979
6/18/2007	100	8.19
6/18/2007	(74)	8.4
6/19/2007 (i)	(400,000)	8.35
6/19/2007 (i)	400,000	8.35
6/19/2007	(200)	8.46
6/19/2007	(100)	8.36
6/19/2007	(100)	8.37
6/19/2007	(100)	8.41
6/19/2007	(100)	8.42
6/19/2007	(100)	8.44
6/19/2007	(100)	8.45
6/19/2007	(100)	8.45
6/19/2007	(100)	8.45
6/19/2007	(100)	8.46
6/19/2007	100	8.42
6/19/2007	(100)	8.35
6/19/2007	(800)	8.4191
6/19/2007	100	8.41
6/20/2007	(100)	8.5
6/20/2007	(500)	8.3342
6/20/2007	(100)	8.18
6/20/2007	(100)	8.19
6/20/2007	(100)	8.22
6/20/2007	(100)	8.24
6/20/2007	(100)	8.24
6/20/2007	(100)	8.24
6/20/2007	(100)	8.24
6/20/2007	(100)	8.24
6/20/2007	(100)	8.26
6/20/2007	(100)	8.28
6/20/2007	(100)	8.3
6/20/2007	(100)	8.4
6/20/2007	(100)	8.5
6/20/2007	(100)	8.5
6/20/2007	(100)	8.51
6/20/2007	(99)	8.32
6/20/2007	(97)	8.35
6/20/2007	(92)	8.31
6/20/2007	(83)	8.51
6/20/2007	(71)	8.51
6/20/2007	(48)	8.22
6/20/2007	(41)	8.5
6/20/2007	(29)	8.32
6/20/2007	(8)	8.31
6/20/2007	(5)	8.5
6/20/2007	(3)	8.35
6/20/2007	(1)	8.32
6/20/2007	(100)	8.2
6/20/2007	(100)	8.32
6/20/2007	(100)	8.32
6/20/2007	(100)	8.4
6/20/2007	(100)	8.4
6/20/2007	(100)	8.41
6/20/2007	(100)	8.49
6/20/2007	(74)	8.43
6/20/2007	(26)	8.43
6/21/2007	6	7.91
6/21/2007	94	7.91
6/21/2007	100	7.5
6/21/2007	100	7.5
6/21/2007	100	7.55
6/21/2007	100	7.56
6/21/2007	100	7.56
6/21/2007	100	7.57
6/21/2007	100	7.6
6/21/2007	100	7.62
6/21/2007	100	7.62
6/21/2007	100	7.65
6/21/2007	100	7.66
6/21/2007	100	7.68
6/21/2007	100	7.69
6/21/2007	100	7.89
6/21/2007	100	7.56
6/21/2007	100	7.56
6/21/2007	100	7.56
6/21/2007	(2,000)	7.6797
6/21/2007	2	7.55
6/21/2007	98	7.55
6/21/2007	100	7.49
6/21/2007	100	7.49
6/21/2007	100	7.51
6/21/2007	100	7.55
6/21/2007	(100)	7.58
6/21/2007	(100)	7.58
6/21/2007	(100)	7.67
6/21/2007	(100)	7.87
6/21/2007	(100)	7.88
6/21/2007	(100)	7.89
6/21/2007	100	7.53
6/21/2007	100	7.55
6/22/2007	13	7.02
6/22/2007	42	7.02
6/22/2007	45	7.02
6/22/2007	97	7.17
6/22/2007	100	6.99
6/22/2007	100	7.04
6/22/2007	100	7.05
6/22/2007	100	7.07
6/22/2007	100	7.13
6/22/2007	100	7.15
6/22/2007	100	7.17
6/22/2007	100	7.17
6/22/2007	100	7.17
6/22/2007	100	7.19
6/22/2007	100	7.2
6/22/2007	100	7.2
6/22/2007	100	7.21
6/22/2007	100	7.22
6/22/2007	100	7.22
6/22/2007	100	7.24
6/22/2007	100	7.25
6/22/2007	100	7.26
6/22/2007	100	7.26
6/22/2007	100	7.29
6/22/2007	100	7.3
6/22/2007	100	7.34
6/22/2007	100	7.49
6/22/2007	100	7.15
6/22/2007	100	7.15
6/22/2007	100	7.15
6/22/2007	100	7.17
6/22/2007	100	7.19
6/22/2007	100	7.2
6/22/2007	100	7.2
6/22/2007	100	7.2
6/22/2007	100	7.21
6/22/2007	100	7.22
6/22/2007	100	7.26
6/22/2007	(25,800)	6.98
6/22/2007	1,600	7.1779
6/22/2007	100	7.15
6/25/2007	9	6.87
6/25/2007	27	6.75
6/25/2007	44	6.9
6/25/2007	45	6.82
6/25/2007	45	6.83
6/25/2007	45	6.9
6/25/2007	45	6.9
6/25/2007	64	6.82
6/25/2007	64	6.83
6/25/2007	91	6.75
6/25/2007	91	6.75
6/25/2007	91	6.75
6/25/2007	91	6.82
6/25/2007	91	6.82
6/25/2007	91	6.82
6/25/2007	91	6.83
6/25/2007	91	6.87
6/25/2007	100	6.75
6/25/2007	100	6.82
6/25/2007	100	6.84
6/25/2007	100	6.87
6/25/2007	100	6.88
6/25/2007	100	6.88
6/25/2007	155	6.9
6/25/2007	200	6.86
6/25/2007	200	6.87
6/25/2007	200	6.9
6/25/2007	200	7.1
6/25/2007	300	6.81
6/25/2007	300	6.84
6/25/2007	100	6.82
6/25/2007	4,100	6.8943
6/25/2007	36	6.75
6/25/2007	46	6.75
6/25/2007	64	6.75
6/25/2007	67	6.82
6/25/2007	91	6.78
6/25/2007	100	6.75
6/25/2007	100	6.76
6/25/2007	100	6.76
6/25/2007	100	6.76
6/25/2007	100	6.77
6/25/2007	100	6.77
6/25/2007	100	6.77
6/25/2007	100	6.77
6/25/2007	100	6.78
6/25/2007	100	6.79
6/25/2007	100	6.79
6/25/2007	100	6.8
6/25/2007	100	6.81
6/25/2007	100	6.81
6/25/2007	100	6.81
6/25/2007	100	6.81
6/25/2007	100	6.81
6/25/2007	100	6.82
6/25/2007	100	6.82
6/25/2007	100	6.83
6/25/2007	100	6.83
6/25/2007	100	6.83
6/25/2007	100	6.83
6/25/2007	100	6.83
6/25/2007	100	6.84
6/25/2007	100	6.84
6/25/2007	100	6.84
6/25/2007	100	6.84
6/25/2007	100	6.84
6/25/2007	100	6.84
6/25/2007	100	6.85
6/25/2007	100	6.85
6/25/2007	100	6.85
6/25/2007	100	6.85
6/25/2007	100	6.85
6/25/2007	100	6.85
6/25/2007	100	6.86
6/25/2007	100	6.86
6/25/2007	100	6.86
6/25/2007	100	6.87
6/25/2007	100	6.87
6/25/2007	100	6.88
6/25/2007	100	6.89
6/25/2007	100	6.9
6/25/2007	100	6.9
6/25/2007	100	6.9
6/25/2007	100	6.9
6/25/2007	100	6.91
6/25/2007	100	6.91
6/25/2007	200	6.86
6/25/2007	200	6.86
6/25/2007	8	6.75
6/25/2007	100	6.77
6/25/2007	100	6.81
6/25/2007	100	6.82
6/25/2007	100	6.85
6/25/2007	100	6.91
6/25/2007	(39,320)	6.85
6/25/2007	(1,700)	6.86
6/25/2007	(879)	6.89
6/25/2007	(800)	6.89
6/25/2007	(800)	6.89
6/25/2007	(680)	6.85
6/25/2007	(400)	6.85
6/25/2007	(300)	6.85
6/25/2007	(300)	6.85
6/25/2007	(200)	6.85
6/25/2007	(200)	6.85
6/25/2007	(200)	6.87
6/25/2007	(200)	6.87
6/25/2007	(100)	6.85
6/25/2007	(100)	6.85
6/25/2007	(100)	6.85
6/25/2007	(100)	6.85
6/25/2007	(100)	6.85
6/25/2007	(100)	6.85
6/25/2007	(100)	6.85
6/25/2007	(100)	6.85
6/25/2007	(100)	6.86
6/25/2007	(100)	6.86
6/25/2007	(100)	6.86
6/25/2007	(100)	6.86
6/25/2007	(100)	6.86
6/25/2007	(100)	6.86
6/25/2007	(100)	6.86
6/25/2007	(100)	6.87
6/25/2007	(100)	6.87
6/25/2007	(100)	6.87
6/25/2007	(100)	6.88
6/25/2007	(100)	6.89
6/25/2007	(100)	6.89
6/25/2007	(100)	6.89
6/25/2007	(100)	6.89
6/25/2007	(100)	6.89
6/25/2007	(50)	6.85
6/25/2007	(200)	6.925
6/25/2007	(100)	6.905
6/25/2007	(100)	6.905
6/25/2007	(100)	6.91
6/25/2007	(100)	6.91
6/25/2007	(100)	6.915
6/25/2007	(100)	6.915
6/25/2007	(100)	6.915
6/25/2007	(100)	6.92
6/25/2007	(100)	6.925
6/25/2007	(100)	6.925
6/25/2007	(100)	6.93
6/26/2007	3	6.5
6/26/2007	18	6.48
6/26/2007	40	6.5
6/26/2007	46	6.5
6/26/2007	46	6.62
6/26/2007	54	6.62
6/26/2007	91	6.48
6/26/2007	91	6.48
6/26/2007	100	6.38
6/26/2007	100	6.38
6/26/2007	100	6.42
6/26/2007	100	6.42
6/26/2007	100	6.49
6/26/2007	100	6.49
6/26/2007	100	6.5
6/26/2007	100	6.51
6/26/2007	100	6.51
6/26/2007	100	6.54
6/26/2007	100	6.54
6/26/2007	100	6.54
6/26/2007	100	6.54
6/26/2007	100	6.62
6/26/2007	200	6.41
6/26/2007	200	6.49
6/26/2007	200	6.51
6/26/2007	200	6.52
6/26/2007	200	6.68
6/26/2007	200	6.7
6/26/2007	311	6.5
6/26/2007	10	6.47
6/26/2007	90	6.47
6/26/2007	100	6.46
6/26/2007	100	6.48
6/26/2007	100	6.48
6/26/2007	1,300	6.5066
6/26/2007	1,600	6.5066
6/26/2007	28	6.47
6/26/2007	72	6.48
6/26/2007	83	6.47
6/26/2007	100	6.47
6/26/2007	100	6.48
6/26/2007	100	6.48
6/26/2007	100	6.48
6/26/2007	100	6.49
6/26/2007	100	6.5
6/26/2007	100	6.5
6/26/2007	100	6.52
6/26/2007	100	6.54
6/26/2007	100	6.52
6/27/2007	9	6.94
6/27/2007	88	6.64
6/27/2007	100	6.63
6/27/2007	100	6.63
6/27/2007	100	6.64
6/27/2007	100	6.68
6/27/2007	100	6.68
6/27/2007	100	6.69
6/27/2007	100	6.69
6/27/2007	100	6.69
6/27/2007	100	6.69
6/27/2007	100	6.69
6/27/2007	100	6.7
6/27/2007	100	6.7
6/27/2007	100	6.7
6/27/2007	100	6.7
6/27/2007	100	6.71
6/27/2007	100	6.71
6/27/2007	100	6.71
6/27/2007	100	6.71
6/27/2007	100	6.71
6/27/2007	100	6.83
6/27/2007	200	6.67
6/27/2007	200	6.69
6/27/2007	200	6.69
6/27/2007	291	6.94
6/27/2007	400	6.88
6/27/2007	(100)	6.91
6/27/2007	(100)	6.91
6/27/2007	(99)	6.84
6/27/2007	(1)	6.84
6/27/2007	(200)	6.98
6/27/2007	2,100	6.7696
6/27/2007	40	6.67
6/27/2007	41	6.69
6/27/2007	60	6.67
6/27/2007	66	6.54
6/27/2007	100	6.5
6/27/2007	100	6.57
6/27/2007	100	6.62
6/27/2007	100	6.62
6/27/2007	100	6.62
6/27/2007	100	6.63
6/27/2007	100	6.63
6/27/2007	100	6.64
6/27/2007	100	6.65
6/27/2007	100	6.65
6/27/2007	100	6.66
6/27/2007	100	6.66
6/27/2007	100	6.66
6/27/2007	100	6.66
6/27/2007	100	6.67
6/27/2007	100	6.67
6/27/2007	100	6.67
6/27/2007	100	6.67
6/27/2007	100	6.68
6/27/2007	100	6.68
6/27/2007	100	6.69
6/27/2007	100	6.69
6/27/2007	100	6.69
6/27/2007	100	6.7
6/27/2007	100	6.71
6/27/2007	100	6.71
6/27/2007	100	6.72
6/27/2007	100	6.72
6/27/2007	100	6.73
6/27/2007	100	6.75
6/27/2007	100	6.77
6/27/2007	100	6.81
6/27/2007	100	6.88
6/27/2007	100	6.91
6/27/2007	100	6.94
6/27/2007	(100)	6.69
6/27/2007	(100)	6.69
6/27/2007	(100)	6.7
6/27/2007	(100)	6.71
6/27/2007	(100)	6.71
6/27/2007	(100)	6.72
6/27/2007	(100)	6.87
6/27/2007	(100)	6.87
6/27/2007	(100)	6.88
6/27/2007	(100)	6.88
6/27/2007	(100)	6.88
6/27/2007	(100)	6.88
6/27/2007	(100)	6.88
6/27/2007	(100)	6.89
6/27/2007	(100)	6.89
6/27/2007	(100)	6.92
6/27/2007	(100)	6.94
6/27/2007	(100)	6.94
6/27/2007	(100)	6.96
6/27/2007	(100)	6.97
6/27/2007	(100)	6.98
6/27/2007	(100)	6.98
6/27/2007	(99)	6.94
6/27/2007	(91)	6.9
6/27/2007	(82)	6.9
6/27/2007	(81)	6.95
6/27/2007	(65)	6.94
6/27/2007	(35)	6.94
6/27/2007	(19)	6.95
6/27/2007	(18)	6.9
6/27/2007	(9)	6.9
6/27/2007	(1)	6.94
6/27/2007	100	6.62
6/27/2007	100	6.66
6/27/2007	100	6.69
6/27/2007	(100)	6.69
6/27/2007	(100)	6.94
6/28/2007	23	6.83
6/28/2007	31	6.74
6/28/2007	38	6.93
6/28/2007	40	6.93
6/28/2007	46	6.93
6/28/2007	54	6.79
6/28/2007	60	6.93
6/28/2007	82	6.88
6/28/2007	100	6.66
6/28/2007	100	6.68
6/28/2007	100	6.72
6/28/2007	100	6.73
6/28/2007	100	6.74
6/28/2007	100	6.74
6/28/2007	100	6.75
6/28/2007	100	6.77
6/28/2007	100	6.77
6/28/2007	100	6.79
6/28/2007	100	6.82
6/28/2007	100	6.83
6/28/2007	100	6.87
6/28/2007	100	6.87
6/28/2007	100	6.87
6/28/2007	100	6.88
6/28/2007	100	6.88
6/28/2007	100	6.92
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	116	6.93
6/28/2007	169	6.74
6/28/2007	178	6.79
6/28/2007	185	6.79
6/28/2007	200	6.79
6/28/2007	200	6.93
6/28/2007	200	6.93
6/28/2007	200	6.93
6/28/2007	200	6.93
6/28/2007	300	6.66
6/28/2007	300	6.74
6/28/2007	300	6.93
6/28/2007	300	6.93
6/28/2007	300	6.93
6/28/2007	500	6.71
6/28/2007	699	6.82
6/28/2007	800	6.93
6/28/2007	800	6.93
6/28/2007	900	6.93
6/28/2007	1,800	6.75
6/28/2007	2,000	6.77
6/28/2007	2,500	6.74
6/28/2007	100	6.84
6/28/2007	(100)	6.92
6/28/2007	(700)	6.7882
6/28/2007	15	6.79
6/28/2007	15	6.79
6/28/2007	82	6.93
6/28/2007	85	6.79
6/28/2007	85	6.79
6/28/2007	100	6.68
6/28/2007	100	6.71
6/28/2007	100	6.72
6/28/2007	100	6.73
6/28/2007	100	6.73
6/28/2007	100	6.74
6/28/2007	100	6.75
6/28/2007	100	6.76
6/28/2007	100	6.78
6/28/2007	100	6.78
6/28/2007	100	6.78
6/28/2007	100	6.83
6/28/2007	100	6.83
6/28/2007	100	6.84
6/28/2007	100	6.84
6/28/2007	100	6.85
6/28/2007	100	6.87
6/28/2007	100	6.9
6/28/2007	100	6.92
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	100	6.93
6/28/2007	(100)	6.65
6/28/2007	(100)	6.67
6/28/2007	(100)	6.67
6/28/2007	(100)	6.72
6/28/2007	(100)	6.73
6/28/2007	(100)	6.73
6/28/2007	(100)	6.75
6/28/2007	(100)	6.75
6/28/2007	(100)	6.75
6/28/2007	(100)	6.76
6/28/2007	(100)	6.76
6/28/2007	(100)	6.77
6/28/2007	(100)	6.79
6/28/2007	(100)	6.79
6/28/2007	(100)	6.79
6/28/2007	(100)	6.79
6/28/2007	(100)	6.79
6/28/2007	(100)	6.79
6/28/2007	(100)	6.82
6/28/2007	(100)	6.83
6/28/2007	(100)	6.83
6/28/2007	(100)	6.86
6/28/2007	(100)	6.9
6/28/2007	(68)	6.73
6/28/2007	(58)	6.75
6/28/2007	(52)	6.73
6/28/2007	(42)	6.75
6/28/2007	(32)	6.73
6/28/2007	(14)	6.71
6/28/2007	(11)	6.71
6/28/2007	(8)	6.71
6/28/2007	(6)	6.71
6/28/2007	(4)	6.71
6/28/2007	(3)	6.71
6/28/2007	(2)	6.71
6/28/2007	100	6.78
6/28/2007	(82)	6.73
6/28/2007	(35)	6.75
6/28/2007	(18)	6.72
6/29/2007	1	6.63
6/29/2007	8	6.81
6/29/2007	12	6.78
6/29/2007	35	6.8
6/29/2007	46	6.66
6/29/2007	46	6.81
6/29/2007	46	6.81
6/29/2007	54	6.66
6/29/2007	63	6.73
6/29/2007	65	6.8
6/29/2007	88	6.78
6/29/2007	99	6.63
6/29/2007	100	6.66
6/29/2007	100	6.67
6/29/2007	100	6.68
6/29/2007	100	6.73
6/29/2007	100	6.73
6/29/2007	100	6.75
6/29/2007	100	6.75
6/29/2007	100	6.77
6/29/2007	100	6.88
6/29/2007	100	6.96
6/29/2007	100	6.98
6/29/2007	100	6.71
6/29/2007	(100)	6.75
6/29/2007	5,500	6.945
6/29/2007	19	6.75
6/29/2007	36	6.68
6/29/2007	38	6.81
6/29/2007	46	6.75
6/29/2007	53	6.81
6/29/2007	91	6.81
6/29/2007	100	6.64
6/29/2007	100	6.65
6/29/2007	100	6.66
6/29/2007	100	6.66
6/29/2007	100	6.66
6/29/2007	100	6.66
6/29/2007	100	6.66
6/29/2007	100	6.67
6/29/2007	100	6.67
6/29/2007	100	6.67
6/29/2007	100	6.68
6/29/2007	100	6.68
6/29/2007	100	6.68
6/29/2007	100	6.69
6/29/2007	100	6.71
6/29/2007	100	6.71
6/29/2007	100	6.72
6/29/2007	100	6.72
6/29/2007	100	6.72
6/29/2007	100	6.73
6/29/2007	100	6.74
6/29/2007	100	6.75
6/29/2007	100	6.75
6/29/2007	100	6.77
6/29/2007	100	6.77
6/29/2007	100	6.77
6/29/2007	100	6.81
6/29/2007	100	6.81
6/29/2007	100	6.82
6/29/2007	135	6.75
6/29/2007	200	6.66
6/29/2007	(100)	6.65
6/29/2007	(100)	6.71
6/29/2007	(100)	6.82
6/29/2007	(100)	7.02
6/29/2007	38	6.81
6/29/2007	88	6.67
6/29/2007	100	6.71
6/29/2007	100	6.75
6/29/2007	100	6.75
6/29/2007	(237,921)	7
6/29/2007	(50,000)	7
6/29/2007	(2,079)	7
7/2/2007	100	6.55
7/2/2007	100	6.55
7/2/2007	100	6.55
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.58
7/2/2007	100	6.58
7/2/2007	100	6.59
7/2/2007	100	6.6
7/2/2007	100	6.59
7/2/2007	100	6.59
7/2/2007	10	6.56
7/2/2007	10	6.57
7/2/2007	90	6.57
7/2/2007	100	6.55
7/2/2007	100	6.55
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.56
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.58
7/2/2007	100	6.58
7/2/2007	100	6.58
7/2/2007	(100)	6.59
7/2/2007	100	6.56
7/2/2007	100	6.57
7/2/2007	100	6.57
7/2/2007	100	6.57
7/3/2007	91	6.81
7/3/2007	100	6.85
7/3/2007	100	6.85
7/3/2007	100	6.99
7/3/2007	(100)	6.84
7/3/2007	(100)	6.84
7/3/2007	(100)	6.89
7/3/2007	(1,000)	6.9019
7/3/2007	91	6.99
7/3/2007	100	6.85
7/3/2007	100	6.85
7/3/2007	100	6.88
7/3/2007	100	6.89
7/3/2007	100	6.9
7/3/2007	100	6.9
7/3/2007	100	6.92
7/3/2007	100	6.93
7/3/2007	100	6.94
7/3/2007	100	6.97
7/3/2007	100	6.97
7/3/2007	100	6.98
7/3/2007	100	7
7/3/2007	100	7
7/3/2007	100	7
7/5/2007	1	6.84
7/5/2007	38	6.68
7/5/2007	46	6.83
7/5/2007	54	6.83
7/5/2007	99	6.84
7/5/2007	100	6.64
7/5/2007	100	6.66
7/5/2007	100	6.66
7/5/2007	100	6.67
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.84
7/5/2007	100	6.84
7/5/2007	100	6.84
7/5/2007	100	6.87
7/5/2007	(2,100)	6.7249
7/5/2007	10	6.85
7/5/2007	20	6.67
7/5/2007	34	6.83
7/5/2007	39	6.8
7/5/2007	40	6.84
7/5/2007	45	6.88
7/5/2007	55	6.88
7/5/2007	80	6.68
7/5/2007	90	6.85
7/5/2007	100	6.66
7/5/2007	100	6.66
7/5/2007	100	6.67
7/5/2007	100	6.67
7/5/2007	100	6.67
7/5/2007	100	6.67
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.68
7/5/2007	100	6.69
7/5/2007	100	6.69
7/5/2007	100	6.69
7/5/2007	100	6.7
7/5/2007	100	6.7
7/5/2007	100	6.7
7/5/2007	100	6.82
7/5/2007	100	6.86
7/5/2007	100	6.89
7/5/2007	100	6.66
7/5/2007	100	6.67
7/6/2007	10	6.36
7/6/2007	11	6.59
7/6/2007	89	6.6
7/6/2007	100	6.36
7/6/2007	100	6.39
7/6/2007	100	6.42
7/6/2007	100	6.45
7/6/2007	100	6.49
7/6/2007	100	6.51
7/6/2007	100	6.52
7/6/2007	100	6.53
7/6/2007	100	6.53
7/6/2007	100	6.54
7/6/2007	100	6.54
7/6/2007	100	6.55
7/6/2007	100	6.6
7/6/2007	100	6.6
7/6/2007	100	6.4507
7/6/2007	300	6.4507
7/6/2007	12	6.39
7/6/2007	24	6.45
7/6/2007	38	6.45
7/6/2007	62	6.45
7/6/2007	100	6.34
7/6/2007	100	6.35
7/6/2007	100	6.35
7/6/2007	100	6.35
7/6/2007	100	6.35
7/6/2007	100	6.37
7/6/2007	100	6.37
7/6/2007	100	6.37
7/6/2007	100	6.37
7/6/2007	100	6.37
7/6/2007	100	6.39
7/6/2007	100	6.41
7/6/2007	100	6.42
7/6/2007	100	6.42
7/6/2007	100	6.43
7/6/2007	100	6.44
7/6/2007	100	6.46
7/6/2007	100	6.46
7/6/2007	100	6.46
7/6/2007	100	6.46
7/6/2007	100	6.46
7/6/2007	100	6.48
7/6/2007	100	6.5
7/6/2007	100	6.5
7/6/2007	100	6.5
7/6/2007	100	6.52
7/6/2007	100	6.53
7/6/2007	100	6.53
7/6/2007	100	6.53
7/6/2007	100	6.55
7/6/2007	100	6.55
7/6/2007	100	6.56
7/6/2007	(100)	6.53
7/6/2007	(100)	6.6
7/6/2007	100	6.47
7/6/2007	100	6.54
7/9/2007	20	6.56
7/9/2007	26	6.63
7/9/2007	74	6.63
7/9/2007	80	6.56
7/9/2007	100	6.52
7/9/2007	100	6.55
7/9/2007	100	6.55
7/9/2007	100	6.56
7/9/2007	100	6.56
7/9/2007	100	6.56
7/9/2007	100	6.57
7/9/2007	100	6.62
7/9/2007	100	6.64
7/9/2007	100	6.64
7/9/2007	100	6.66
7/9/2007	100	6.71
7/9/2007	100	6.76
7/9/2007	100	6.76
7/9/2007	100	6.77
7/9/2007	100	6.78
7/9/2007	100	6.79
7/9/2007	100	6.81
7/9/2007	100	6.83
7/9/2007	100	6.55
7/9/2007	100	6.79
7/9/2007	(200,000)	6.75
7/10/2007	62	6.41
7/10/2007	100	6.43
7/10/2007	100	6.44
7/10/2007	100	6.46
7/10/2007	(100)	6.65
7/10/2007	(100)	6.67
7/10/2007	(100)	6.71
7/10/2007	(100)	6.77
7/10/2007	(100)	6.8
7/10/2007	(100)	6.81
7/10/2007	(100)	6.83
7/10/2007	(58)	6.82
7/10/2007	(42)	6.82
7/10/2007	(100)	6.523
7/10/2007	100	6.45
7/10/2007	100	6.52
7/10/2007	100	6.77
7/10/2007	(100)	6.45
7/10/2007	(100)	6.5
7/10/2007	(100)	6.53
7/10/2007	(200,000)	6.5
7/10/2007	(1,557)	6.75
7/10/2007	(800)	6.75
7/10/2007	(600)	6.75
7/10/2007	(500)	6.75
7/10/2007	(100)	6.75
7/10/2007	(100)	6.76
7/10/2007	(100)	6.78
7/10/2007	(100)	6.78

Notes:

(i)  On June 19, 2007, 400,000 shares of Common Stock were transferred from Millennium Partners, L.P. to Millenco, L.L.C. at $8.35 per share. All other transactions were effected by Millenco, L.L.C. in the open market.

(ii)  Some of the sales listed above were short sales.